UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                Lan Airlines S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Shares of Common Stock without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not applicable
                     -------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                             Alejandro Puentes Bruno
            Av. Apoquindo 4499 Of. 501, Las Condes, Santiago, Chile
                                 (56-2) 369-3286
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 12, 2004
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box |_|.

CUSIP No. Not applicable                 13D


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ramon Eblen Kadis

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chile

                         7   SOLE VOTING POWER

                             -0- (See Item 5)

                         8   SHARED VOTING POWER

  NUMBER OF SHARES           31,778,049 (See Item 5)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    9   SOLE DISPOSITIVE POWER
      WITH
                             -0- (See Item 5)

                         10  SHARED DISPOSITIVE POWER

                             31,778,049 (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,778,049 (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.0% (See Item 5)

     14   TYPE OF REPORTING PERSON
          IN

CUSIP No. Not applicable                 13D


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inversiones Santa Blanca S.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chile

                         7   SOLE VOTING POWER

                             6,519,097 (See Item 5)

                         8   SHARED VOTING POWER

  NUMBER OF SHARES           -0- (See Item 5)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    9   SOLE DISPOSITIVE POWER
      WITH
                             6,519,097 (See Item 5)

                         10  SHARED DISPOSITIVE POWER

                             -0- (See Item 5)

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,519,097 (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0% (See Item 5)

     14   TYPE OF REPORTING PERSON
          CO

CUSIP No. Not applicable                 13D


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inversiones Santa Blanca II S.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chile

                         7   SOLE VOTING POWER

                             11,024,921 (See Item 5)

                         8   SHARED VOTING POWER

  NUMBER OF SHARES           -0- (See Item 5)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    9   SOLE DISPOSITIVE POWER
      WITH
                             11,024,921 (See Item 5)

                         10  SHARED DISPOSITIVE POWER

                             -0- (See Item 5)

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,024,921 (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5% (See Item 5)

     14   TYPE OF REPORTING PERSON
          CO

CUSIP No. Not applicable                 13D


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inversiones Los Lagos S.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chile

                         7   SOLE VOTING POWER

                             11,022,385 (See Item 5)

                         8   SHARED VOTING POWER

  NUMBER OF SHARES           -0- (See Item 5)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    9   SOLE DISPOSITIVE POWER
      WITH
                             11,022,385 (See Item 5)

                         10  SHARED DISPOSITIVE POWER

                             -0- (See Item 5)

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,022,385 (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5% (See Item 5)

     14   TYPE OF REPORTING PERSON
          CO

CUSIP No. Not applicable                 13D


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Comercial Los Lagos S.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Chile

                         7   SOLE VOTING POWER

                             3,211,646 (See Item 5)

                         8   SHARED VOTING POWER

  NUMBER OF SHARES           -0- (See Item 5)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    9   SOLE DISPOSITIVE POWER
      WITH
                             3,211,646 (See Item 5)

                         10  SHARED DISPOSITIVE POWER

                             -0- (See Item 5)

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,211,646 (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES  |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (See Item 5)

     14   TYPE OF REPORTING PERSON
          CO

-
Item 1.           Security and Issuer.
------            -------------------

                  This Statement relates to the shares of common stock (the "Common Stock") without par value of Lan Airlines S.A., a sociedad anonima organized under the laws of the Republic of Chile ("the Issuer").

                  The address of the principal executive offices of the Issuer is Avenida Americo Vespucio Sur 901, Comuna de Renca, Santiago, Chile.

Item 2.           Identity and Background.
------            -----------------------

                  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

                  (1) Ramon Eblen Kadis, a Chilean citizen, beneficially owns, directly and indirectly, a majority of the outstanding voting equity securities of Inversiones Santa Blanca S.A. ("Santa Blanca"), Inversiones Santa Blanca II S.A. ("Santa Blanca II"), Inversiones Los Lagos S.A. ("Inversiones Los Lagos") and Comercial Los Lagos S.A. (previously Comercial Los Lagos Limitada, "Comercial Los Lagos").

                  (2) Santa Blanca is a sociedad anonima organized under the laws of the Republic of Chile. Santa Blanca is an investment company that actively manages a portfolio with no restrictions regarding asset class, economic sectors and countries. Currently, its main investments are in the Issuer, fisheries and real estate in Chile.

                  (3) Santa Blanca II is a sociedad anonima organized under the laws of the Republic of Chile. Santa Blanca II is an investment company that actively manages a portfolio with no restrictions regarding asset class, economic sectors and countries. Currently, its main investment is the Issuer.

                  (4) Inversiones Los Lagos is a sociedad anonima organized under the laws of the Republic of Chile. Inversiones Los Lagos is an investment company that actively manages a portfolio with no restrictions regarding asset class, economic sectors and countries. Currently, its main investment is the Issuer.

                  (5) Comercial Los Lagos is a sociedad anonima organized under the laws of the Republic of Chile. Comercial Los Lagos is an investment company that actively manages a portfolio with no restrictions regarding asset class, economic sectors and countries. Currently, its main investments are in the Issuer, retail sector and real estate in Chile.

                  The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of Santa Blanca, Santa Blanca II, Inversiones Los Lagos and Comercial Los Lagos are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in
Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  On September 10, 2004, Santa Blanca and Comercial Los Lagos acquired 6,378,182 shares of Common Stock in transactions executed on the Santiago Stock Exchange for an aggregate amount of approximately US$27,500,000 (exchange rate as of such date). The funds utilized to purchase such shares of Common Stock were obtained from the working capital of each of the companies.

Item 4.           Purpose of Transaction.
------            ----------------------

                  The transaction represents solely a financial investment for Santa Blanca and Comercial Los Lagos. As of the date hereof, the Reporting Persons own, in the aggregate, approximately 10.0% of the issued and outstanding shares of Common Stock of the Issuer.

                  Except as set forth in this statement, none of the Reporting Persons currently has plans or proposals, which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional shares of Common Stock, disposing of such shares, or entering into corporate transactions involving The Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with The Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding The Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.
-------           ------------------------------------


                  (a) The Reporting Persons have the following interests in shares of Common Stock:

                                                 Shares of Common Stock(1)
                                                ---------------------------
                                                  Number         % of Class
                                                ----------       ----------
Ramon Eblen Kadis (2)..............             31,778,049           10.0%
Inversiones Santa Blanca S.A.......              6,519,097            2.0%
Inversiones Santa Blanca II S.A....             11,024,921            3.5%
Inversiones Los Lagos S.A..........             11,022,385            3.5%
Comercial Los Lagos S.A............              3,211,646            1.0%


(1) Based upon 318,909,090 shares of Common Stock outstanding as of February 9 2005, as reported by the Issuer. Includes shares of Common Stock held in the form of ADSs.

(2) Includes shares of Common Stock beneficially owned through Inversiones Santa Blanca S.A., Inversiones Santa Blanca II S.A., Inversiones Los Lagos S.A. and Comercial Los Lagos S.A. Ramon Eblen Kadis does not directly own any shares of Common Stock.

                  (b) Because Ramon Eblen Kadis beneficially owns a majority of the outstanding voting equity securities of Santa Blanca, Santa Blanca II, Inversiones Los Lagos and Comercial Los Lagos, Mr. Kadis may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any shares of Common Stock owned by such persons.

                  (c) All transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days are listed in Schedule II hereto.

                  (d) Because Ramon Eblen Kadis beneficially owns a majority of the outstanding voting equity securities of Santa Blanca, Santa Blanca II, Inversiones Los Lagos and Comercial Los Lagos, Mr. Kadis may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock owned by such persons. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock owned by the Reporting Persons.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
------            --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

                  Other than as disclosed herein and in Item 4 of this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the shares of Common Stock.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Ramon Eblen Kadis

         /s/ Ramon Eblen Kadis
         -----------------------------------

         INVERSIONES SANTA BLANCA S.A.            By: /s/ Ramon Eblen Kadis
                                                     ---------------------------
         /s/ Ramon Eblen Kadis                        Ramon Eblen Kadis
         -----------------------------------          February 11, 2005
         By: Ramon Eblen Kadis
         Title: President

         Inversiones Santa Blanca II S.A.

         /s/ Ramon Eblen Kadis
         -----------------------------------
         By: Ramon Eblen Kadis
         Title: President

         INVERSIONES LOS LAGOS S.A.

         /s/ Ramon Eblen Kadis
         -----------------------------------
         By: Ramon Eblen Kadis
         Title: President

         COMERCIAL LOS LAGOS S.A.

         /s/ Ramon Eblen Kadis
         -----------------------------------
         By: Ramon Eblen Kadis
         Title: President

                                   SCHEDULE I



Name                Address             Principal Occupation   Citizenship
----                -------             --------------------   -----------
Ramon Eblen Kadis   Av. Apoquindo 4499  Commercial Engineer    Republic of Chile
                    Of. 501.

                    Las Condes, Santiago
                    Chile



                          INVERSIONES SANTA BLANCA S.A.
                   Domingo Arteaga 588, Macul, Santiago Chile

Name and Position                                    Principal Occupation
-----------------                                    --------------------


Directors

Ramon Eblen Kadis                                    Commercial Engineer

Clemente Eblen Kadis                                 Merchant

Cecilia Ruth Hirmas                                  N/A

Executive Officers

Ramon Eblen Kadis, Chief Executive Officer           Commercial Engineer

                        INVERSIONES SANTA BLANCA II S.A.
                   Domingo Arteaga 588, Macul, Santiago Chile

Name and Position                                    Principal Occupation
-----------------                                    --------------------


Directors

Ramon Eblen Kadis                                    Commercial Engineer

Clemente Eblen Kadis                                 Merchant

Cecilia Ruth Hirmas                                  N/A

Executive Officers

Ramon Eblen Kadis, Chief Executive Officer           Commercial Engineer

                           INVERSIONES LOS LAGOS S.A.
                   Domingo Arteaga 588, Macul, Santiago Chile

Name and Position                                    Principal Occupation
-----------------                                    --------------------


Directors

Ramon Eblen Kadis                                    Commercial Engineer

Jorge Eblen Kadis                                    Merchant

Clemente Eblen Kadis                                 Merchant

Executive Officers

Clemente Eblen Kadis, Chief Executive Officer        Merchant

                            COMERCIAL LOS LAGOS S.A.
                   Domingo Arteaga 588, Macul, Santiago Chile

Name and Position                                    Principal Occupation
-----------------                                    --------------------


Directors

Ramon Eblen Kadis                                    Commercial Engineer

Jorge Eblen Kadis                                    Merchant

Clemente Eblen Kadis                                 Merchant

Executive Officers

Clemente Eblen Kadis, Chief Executive Officer        Merchant

SCHEDULE II



                  For the period beginning 60 days prior to the event which requires the filing of this statement and ending on the date of this filing, the Reporting Persons set forth below effected the following transactions in shares of Common Stock on the Santiago Stock Exchange. The prices below reflect the consideration paid (in US$ based upon the Fixed Rate published by the Banco Central de Chile on the day preceding the trade date) per share on the relevant trade date.



                                                                  Number        Average Price Per
                               Type of                        of Shares of      Share of Common
     Reporting Person        Transaction       Trade Date      Common Stock          Stock
 ------------------------  ---------------  ---------------  ----------------  -------------------
 Inversiones Santa Blanca     Purchase       July 9, 2004       100,000             US$3.72
